UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2020

Commission File Number 001-37595

SANTANDER UK GROUP HOLDINGS PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK GROUP HOLDINGS PLC

Dated: 29 April 2020	By	/ s / Katie Jackson-Turner
Katie Jackson-Turner
Company Secretary

Quarterly Management Statement, 31 March 2020

The information contained in this Quarterly Management Statement (QMS) and in the Appendices is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

This QMS provides a summary of the unaudited business and financial trends for the three months ended 31 March 2020 for Santander UK Group Holdings plc and its subsidiaries (Santander UK), including its principal subsidiary Santander UK plc. The unaudited business and financial trends in this statement only pertain to Santander UK on a statutory basis (the statutory perimeter). Unless otherwise stated, references to results in previous periods and other general statements regarding past performance refer to the business results for the same period in 2019.

This QMS contains non-IFRS financial measures that are reviewed by management in order to measure our overall performance. These are financial measures which management believe provide useful information to investors regarding our results and are outlined as Alternative Performance Measures (APMs) in Appendix 1. These measures are not a substitute for IFRS measures. Appendix 2 contains supplementary consolidated information for Santander UK plc, our ring-fenced bank (RFB).

A glossary of terms is available at https://www.santander.co.uk/about-santander/investor-relations/glossary

Santander UK Group Holdings plc

Quarterly Management Statement

for the three months ended

31 March 2020

Contacts
Bojana Flint	Director of Investor Relations & Strategic Initiatives	020 7756 6474
Paul Sharratt	Head of Debt Investor Relations	020 7756 4985
Stewart Todd	Head of External Affairs	020 7756 5533
Miranda Seymour	Head of Media Relations	020 7756 4189
For more information:	santander.co.uk/about-santander	ir@santander.co.uk

Nathan Bostock, Chief Executive Officer, commented:

“The Covid-19 pandemic poses extraordinary challenges for our customers, and our focus has been to support individuals, families and businesses across the UK, by ensuring they are able to access the vital banking services they need across all our platforms. We welcome the unprecedented actions taken by the UK Government and the Bank of England to support the country’s economy and we are working with them and regulators to help households and businesses get the support they need. We have more to do but I am immensely proud of the huge efforts of all my colleagues and have full confidence that we will be able to do our share and more in the weeks ahead.”

“Our first quarter results continued to be impacted by lower mortgage margins as well as the Covid-19 crisis. While it is too early to reliably estimate the financial and business impacts this crisis will have on our 2020 results, we believe that with strong foundations in place, including capital and liquidity, we will continue to be able to support our customers, our colleagues and the wider society.”

1	Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2020

Helping our customers and our communities

•

Adapted our retail banking offering including mortgage, personal loan and credit card payment holidays and interest free overdraft facilities. We helped over 206,000 mortgage customers who have requested a payment holiday.

•

Tailored solutions for business and corporate customers, including payment holidays and additional liquidity across overdrafts, working capital, trade finance and loan facilities. We approved £186m of CBILS[1] applications, c5% of the total and slightly above our market share.

•	Donated £1m to Age UK and Alzheimer’s Society and doubled the time our people can volunteer in the community.

•	Santander Cycles made free of charge for NHS, police, social care and Transport for London front line and critical workers.

Looking after our people and changing the way we work during the Covid-19 crisis

•	Enabled over 20k colleagues to work from home and implemented social distancing measures in branches and offices.

•	Full pay for colleagues unable to work alongside enhanced wellbeing support, regular communication and updated HR policies.

•	Our branch network and contact centres remain operational, with a focus on prioritising access for our most vulnerable customers.

•	Significant capacity improvements to our digital platform to reduce call centre and branch volumes.

Impact on our business and results

•

Statutory PBT of £114m, down 58% year-on-year with competitive mortgage margin pressure, continued SVR attrition and an increased impairment charge due to Covid-19. Adjusted PBT [2] of £152m, down 57% and adjusted RoTE [2] of 4.4% (2019: 7.8%).

•	Q120 incremental £122m Covid-19 impairment charge; loan loss allowances up by c14% compared to pre Covid-19 crisis levels.

•	Transformation programme has slowed as we focus on the Covid-19 crisis, which will impact our efficiency savings.

•

Expect our income to be further impacted by the lower base rate and significantly reduced new business related to the lockdown affecting the UK economy, partially offset by changes to deposit pricing which will take effect in H220. A more severe economic slowdown than forecast could also increase our credit impairment losses.

Our long-standing prudent approach to risk and focused growth

•	Prime retail mortgages, with an average LTV of 43%, represent 80% of customer loans.

•	CET1 capital ratio of 14.4% (2019: 14.3%) and LCR of 138% (2019: 142%), with significant buffers above regulatory minimums.

•	Our prudent approach to risk and cautious business growth give us confidence in the resilience of our balance sheet, which was also demonstrated by the latest Bank of England stress test.

Income statement highlights	Q120 £m	Q119 £m
Operating income	964	1,053
Operating expenses before credit impairment losses, provisions and charges	(631)	(634)
Credit impairment losses	(165)	(53)
- of which Covid-19 charge	(122)	—
Provisions for other liabilities and charges	(54)	(96)

Profit before tax	114	270

Adjusted profit before tax [2]	152	352

Balance sheet and capital highlights	31.03.20 £bn	31.12.19 £bn
Customer loans	208.8	205.3
- of which retail mortgages	167.8	165.4
- of which corporates	23.4	22.3
Customer deposits	178.7	177.8
CET1 capital ratio	14.4%	14.3%
UK leverage ratio	4.7%	4.7%

1.	Coronavirus Business Interruption Loan Scheme
2.

The financial results and adjusted RoTE were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £38m in Q120 and £82m in Q119. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

2	Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2020

Summarised consolidated income statement				Adjusted [2]
	Q120	Q119	Change	Q120	Q119	Change
	£m	£m	%	£m	£m	%
Net interest income	770	848	(9)	770	848	(9)
Non-interest income [1]	194	205	(5)	163	184	(11)

Total operating income	964	1,053	(8)	933	1,032	(10)
Operating expenses before credit impairment losses, provisions and charges	(631)	(634)	—	(587)	(608)	(3)
Credit impairment losses	(165)	(53)	n.m.	(165)	(53)	n.m.
- of which Covid-19 charge	(122)	—	n.m.	(122)	—	n.m.
Provisions for other liabilities and charges	(54)	(96)	(44)	(29)	(19)	53

Profit before tax	114	270	(58)	152	352	(57)

Tax on profit	(29)	(72)	(60)

Profit after tax	85	198	(57)

Banking NIM	1.52%	1.72%	-20bps	n.a.	n.a.	n.a.
CIR/Adjusted CIR [2]	65%	60%	5pp	63%	59%	4pp

Q120 v Q119

•	Net interest income was down 9%, largely impacted by lower mortgage margins and £1.0bn of SVR attrition (Q119: £1.6bn). Banking NIM of 1.52% (Q419: 1.58%).

•	Non-interest income was down 5%, largely due to lower banking and transaction fees in our retail business.

When adjusted for £25m operating lease depreciation and a £6m one-off gain from property exits as part of the transformation programme, non-interest income was down 11%.

•	Operating expenses before credit impairment losses, provisions and charges were slightly down, as lower staff costs and efficiency savings more than offset higher transformation costs.

When adjusted for £25m operating lease depreciation and £19m of transformation costs, operating expenses were down 3%.

•

Credit impairment losses were up £112m to £165m, largely due to an incremental £122m charge in Q120 related to Covid-19. This followed changes to scenarios, weights, and the addition of two economic sensitivities under IFRS 9 as well as the application of overlays to our corporate and SME portfolios. The increase was partially offset by a release due to the base rate cuts [3] .

•

Provisions for other liabilities and charges were down 44% to £54m, largely due to lower Q120 transformation programme charges of £13m (Q119: £77m) and a £5m other conduct provisions release related to the sale of interest rate derivatives (IRD). This was partially offset by a £17m provision in our Retail Banking business for breaches of certain requirements to provide SMS warning alerts to customers regarding overdraft charges.

When adjusted for these items, provisions were up £10m.

•	Profit before tax was down 58% to £114m and adjusted profit before tax was down 57% to £152m, due to factors outlined above.

•	Tax on profit decreased £43m to £29m, as a result of lower taxable profits in Q120.

Summarised balance sheet	31.03.20 £bn	31.12.19 £bn
Customer loans	208.8	205.3
Other assets	85.0	83.2

Total assets	293.8	288.5

Customer deposits	178.7	177.8
Total wholesale funding	68.2	65.3
Other liabilities	29.0	29.1

Total liabilities	275.9	272.2
Shareholders’ equity	17.5	15.9
Non-controlling interest	0.4	0.4

Total liabilities and equity	293.8	288.5

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.
2.

The financial results and adjusted CIR were impacted by a number of specific income, expenses and charges with an aggregate impact on profit before tax of £38m in Q120 and £82m in Q119. See Appendix 1 for details and reconciliation to the nearest IFRS measure.

3.	See Credit performance on the following page and Appendix 2 for more detail.

Operating environment update

•	The economic outlook for the UK has changed dramatically since the end of 2019 with the Covid-19 crisis and the ensuing lockdown affecting the UK economy.

•

With the deterioration yet to show in the published economic data, we now expect a likely sharp fall in growth for H120. However, the extent of this fall and future recovery remains highly uncertain, even with the unprecedented levels of government support currently being provided.

•	We continue to monitor the situation as it develops, as well as the availability of published economic data on a regular basis.

Suspension of 2020 dividend policy for ordinary shares

•

Due to the extraordinary challenges presented by Covid-19, the Board has decided that until the end of 2020 we will undertake no quarterly or interim dividend payments or share buybacks on ordinary shares.

•	The Board will decide on any 2020 dividend policy and amounts at 2020 year-end.

3	Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2020

Credit performance
	Customer loans				Gross	Loan loss
31 March 2020	Total £bn	Stage 1 £bn	Stage 2 £bn	Stage 3 £bn	write-offs £m	allowances £m
Retail Banking:	182.9	171.3	9.7	1.9	53	614
- of which mortgages	167.8	157.8	8.3	1.7	4	222
- of which business banking	1.9	1.6	0.2	0.1	6	62
- of which consumer (auto) finance	8.1	7.4	0.7	—	8	94
- of which other unsecured lending	5.1	4.5	0.5	0.1	35	236
Corporate & Commercial Banking	16.5	11.8	4.4	0.3	6	254
Corporate & Investment Banking	5.0	4.9	0.1	—	—	48
Corporate Centre	4.4	4.4	—	—	—	73

	208.8	192.4	14.2	2.2	59	989

Undrawn balances		37.5	0.9	0.1
Stage 1, Stage 2 and Stage 3[1] ratios %		92.15	6.78	1.10

	Customer loans				Gross	Loan loss
31 December 2019	Total £bn	Stage 1 £bn	Stage 2 £bn	Stage 3 £bn	write-offs £m	allowances £m
Retail Banking:	180.4	169.0	9.5	1.9	206	591
- of which mortgages	165.4	155.5	8.2	1.7	14	218
- of which business banking	1.8	1.5	0.2	0.1	24	52
- of which consumer (auto) finance	7.7	7.1	0.6	—	34	88
- of which other unsecured lending	5.5	4.9	0.5	0.1	134	233
Corporate & Commercial Banking	16.3	14.0	1.9	0.4	41	210
Corporate & Investment Banking	4.1	3.9	0.2	—	—	50
Corporate Centre	4.5	4.4	0.1	—	2	12

	205.3	191.3	11.7	2.3	249	863

Undrawn balances		40.9	0.7	0.1
Stage 1, Stage 2 and Stage 3[1] ratios %		93.20	5.69	1.15

Covid-19 impact on credit performance

•

Our approach to incorporating the effects of Covid-19 on our ECL calculations was guided by a recognition that the downside risk had increased since 31 Dec 2019 even though there was a lack of new official data for GDP, unemployment and HPI. As a result, we changed the weighting of our five economic scenarios, introduced two additional economic sensitivities and reflected the lower base rate outlook, the net impact of which significantly weighted our ECL towards the downside. The overall impact of these changes was an increase in ECL of £70m, which is inclusive of management judgement overlay on scenario weights of £50m held in our Corporate Centre in respect of uncertainty towards prolonged downside risks [2].

•

Furthermore, we applied overlays to our corporate and SME portfolios to move £2.4bn of loans in more affected sectors from Stage 1 to Stage 2 (i.e. lifetime ECL) and stressed their lifetime probability of default, along with increasing the coverage on existing Stage 3 loans. The overall impact was an increase in ECL, partially offset by a securitisation credit.

•

As at 24 Apr 2020, we had received 206,000 self-certified mortgage payment holiday requests, equating to £32.4bn of loans or 19% of our total mortgage portfolio. Of these loans, c95% were up to date with repayments. Mortgage loans which have been granted a payment holiday will continue to be included in Stage 1 unless they breach our stage allocation criteria. We will continue to monitor the portfolio performance carefully for any evidence of deterioration.

•

As at 24 Apr 2020, 18,600 unsecured personal loan and 15,000 credit card customers had requested payment holidays, equating to £141m and £58m respectively. These measures were introduced in April 2020.

•

As at 24 Apr 2020, we had received 2,500 requests for loan payment holidays from our corporate customers, equating to £3.4bn of loans or 15% of our total corporate portfolio. Of these loans, c80% are included in Stage 1 with up to date repayments. Business and corporate customers also drew £1bn through existing credit facilities.

1.	Stage3 ratio= (Stage3 drawn + Stage3 undrawn assets)/(total drawn assets + Stage3 undrawn assets)
2.	See Appendix 2 for more detail

4	Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2020

Capital and funding	31.03.20 £bn	31.12.19 £bn
Capital
CET1 capital	10.7	10.4
Total qualifying regulatory capital	15.6	15.8
CET1 capital ratio	14.4%	14.3%
Total capital ratio	21.1%	21.6%
UK leverage ratio	4.7%	4.7%
RWAs	74.0	73.2
Funding
Total wholesale funding and AT1	68.2	67.8
- of which with a residual maturity of less than one year	24.4	22.5

•	CET1 capital increased to £10.7bn, with favourable market-driven accounting impacts on defined benefit pension schemes and ongoing capital accretion through retained profits.

•	RWAs increased in line with lending growth.

•	CET1 capital ratio increased 10bps to 14.4%, with a 4.7p.p. buffer to Maximum Distributable Amount (MDA) restrictions. UK leverage ratio at 4.7%, was 1.1p.p. above the regulatory requirement.

Liquidity	31.03.20 £bn	31.12.19 £bn
Santander UK plc Domestic Liquidity Sub-group (RFB DoLSub)
Liquidity Coverage Ratio (LCR)	138%	142%
LCR eligible liquidity pool	43.2	42.0

Santander Financial Services (SFS)
Liquidity Coverage Ratio (LCR)	392%	471%
LCR eligible liquidity pool	6.0	5.7

•	LCR at 138% reflects our prudent approach in an uncertain operating environment and is significantly above regulatory requirements.

•

Total wholesale funding increased with issuance of £4.6bn, including £0.6bn MREL eligible senior unsecured issued from Santander UK and £4bn of core funding, consisting of covered bonds and senior unsecured, issued from RFB.

•	We have £10.8bn outstanding under the 2016 Term Funding Scheme (TFS) and expect our initial allowance under the new TFSME scheme to be almost twice this amount.

Appendix 1 – Alternative Performance Measures (APMs)

In addition to the financial information prepared under IFRS, this Quarterly Management Statement contains financial measures that constitute APMs, as defined in European Securities and Markets Authority (ESMA) guidelines. The financial measures contained in this Quarterly Management Statement that qualify as APMs have been calculated using the financial information of the Santander UK group but are not defined or detailed in the applicable financial information framework or under IFRS.

We use these APMs when planning, monitoring and evaluating our performance. We consider these APMs to be useful metrics for management and investors to facilitate operating performance comparisons from period to period. Whilst we believe that these APMs are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for IFRS measures.

5	Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2020

a)	Adjusted profit metrics

Net interest income, non-interest income, operating expenses before credit impairment losses, provisions and charges, provisions for other liabilities and charges, and profit before tax are all adjusted for items management believe to be significant, to facilitate underlying operating performance comparisons from period to period. Q120 and Q119 had no adjustments that affected net interest income.

	Q120 £m	Q119 £m
Net interest income
Reported	770	848

Adjusted	770	848

Non-interest income
Reported	194	205
Adjust for transformation	(6)	—
Adjust for operating lease depreciation	(25)	(21)

Adjusted	163	184

Operating expenses before credit impairment losses, provisions and charges
Reported	(631)	(634)
Adjust for transformation	19	5
Adjust for operating lease depreciation	25	21

Adjusted	(587)	(608)

Provisions for other liabilities and charges
Reported	(54)	(96)
Adjust for transformation	13	77
Adjust for regulatory and other	17	—
Adjust for other conduct	(5)	—

Adjusted	(29)	(19)

Profit before tax
Reported	114	270
Specific income, expenses and charges	38	82

Adjusted profit before tax	152	352

Explanations of the above adjustments were disclosed in previous Quarterly Management Statements, except as follows:

Non-interest income

£6m adjustment relating to the one-off gain on property exits as part of the transformation programme.

Provisions for other liabilities and charges

£17m regulatory and other charge relating to breaches of certain requirements to provide SMS warning alerts to customers regarding overdraft charges in our Retail Banking business. This charge is management’s current best estimate as we continue to assess the scope of the issue. £5m other conduct is a release for IRD conduct.

b)	Adjusted cost-to-income ratio

Calculated as adjusted total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of the total of adjusted net interest income and adjusted non-interest income. We consider this metric useful for management and investors as an efficiency measure to capture the amount spent to generate income, as we invest in our multi-year transformation programme.

	Q120 £m	Q119 £m
Adjusted net interest income	770	848
Adjusted non-interest income	163	184

Adjusted total operating income	933	1,032
Adjusted operating expenses before credit impairment losses, provisions and charges	(587)	(608)

Adjusted cost-to-income ratio	63%	59%
Cost-to-income ratio	65%	60%

6	Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2020

Appendix 1 - APMs continued

c)	Adjusted Return on Tangible Equity (RoTE)

Calculated as adjusted profit before tax, less tax on profit, attributable to equity holders of the parent, divided by average shareholders’ equity less non-controlling interests, other equity instruments and average goodwill and other intangible assets. We consider this adjusted measure useful for management and investors as a measure of income generation on shareholder investment, as we focus on improving returns through our multi-year transformation programme.

	Q120 £m	Specific income, expenses and charges £m	As adjusted £m
Profit after tax for Q120	85	26	111
Annualised profit after tax	342		448
Phasing adjustments	—		152
Less non-controlling interests of annual profit	(38)		(38)

Profit due to equity holders of the parent (A)	304		562

	Q120 £m	Equity phasing adjustments £m	As adjusted £m
Average shareholders’ equity	17,092
Less average Additional Tier 1 (AT1) securities	(2,241)
Less average non-controlling interests	(398)

Average ordinary shareholders’ equity (B)	14,453
Average goodwill and intangible assets	(1,765)

Average tangible equity (C)	12,688	109	12,797

Return on ordinary shareholders’ equity (A/B)	2.1%		—
RoTE (A/C)	—		4.4%

	2019 £m	Specific income, expenses and charges £m	As adjusted £m
Profit after tax for 2019	709	270	979
Less non-controlling interests of annual profit	(37)		(37)

Profit due to equity holders of the parent (A)	672		942

	2019 £m	Equity adjustments £m	As adjusted £m
Average shareholders’ equity	16,281
Less average Additional Tier 1 (AT1) securities	(2,141)
Less average non-controlling interests	(398)

Average ordinary shareholders’ equity (B)	13,742
Average goodwill and intangible assets	(1,795)

Average tangible equity (C)	11,947	68	12,015

Return on ordinary shareholders’ equity (A/B)	4.9%		—
Adjusted RoTE (A/C)	—		7.8%

•	Specific income, expenses, charges

Details of these items are outlined on the previous page with a total impact on profit before tax of £38m. The tax on these items is c£12m and profit after tax on these items is £26m.

•	Phasing adjustments

To facilitate comparison with the full year ratio we adjust profit due to equity holders of the parent and average tangible equity for charges, releases or accounting changes which only relate to this period. The most significant of these adjustments is the UK Bank Levy which is charged on 31 December annually, as required under IFRS.

•	Equity adjustments

These adjustments are made to reflect the impact of adjustments to profit on average tangible equity.

Appendix 1 - APMs continued

Other non-IFRS measures

A description of the Santander UK group’s other non-IFRS measures and their calculation, in addition to the adjusted APMs above, is set out below.

Other non-IFRS measure	Description and calculation
Banking NIM	Banking net interest margin. Net interest income divided by average customer assets.

Cost of risk	Credit impairment charge for the period as a percentage of average customer loans.

Cost-to-income ratio	Total operating expenses before credit impairment losses and provisions for other liabilities and charges as a percentage of the total of net interest income and non-interest income.

Non-interest income	Net fee and commission income plus Net trading and other income.

Stage 3 ratio	Total Stage 3 exposure as a percentage of customer loans plus undrawn Stage 3 exposures.

7	Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2020

Appendix 2 – Additional IFRS 9 disclosure

Scenarios:

We typically use five scenarios consisting of a central base case, two upside scenarios and two downside scenarios. We continue to base ECL on the most reasonable assumptions and economic scenarios available, which need to take account of established long-term economic trends, given the challenges of preparing detailed forecasts far into the future.

To reflect the additional downside risk related to the Covid-19 crisis we have supplemented our five core scenarios with two additional economic sensitivities and have adjusted the weights as outlined below. Given the lack of new data, the assumptions used in the existing scenarios were largely unchanged except to reflect the Bank of England Base rate changes made in March 2020 and to include the latest available actual data. Unemployment, house price inflation and bank base rate are key components that affect the ECL and updated assumptions for these are the focus for the two Covid-19 economic sensitivities. GDP is shown as an annual average and all other data points are at 31 December in the year indicated.

We will reassess the 2021 interest rates in Q220. As at 31 March 2020 they provide an additional ECL buffer.

Core scenarios								Covid-19 scenarios
			Downside 2%	Downside 1%	Q4 Base Case %	Upside 1%	Upside 2%	Sensitivity 2%	Sensitivity 1%
GDP (annual	2020		(3.6)	0.6	1.2	1.4	1.6	(2.7)	(2.5)
growth rate)	2021		0.1	0.7	1.6	2.0	2.4	1.8	2.7

Base rate	2020		1.50	0.75	0.25	0.50	0.75	0.75	0.10
	2021		3.00	1.25	0.25	1.25	1.75	1.50	0.25

House price	2020		(1.5)	2.1	0.5	2.5	2.7	(1.3)	(1.9)
inflation (HPI)	2021		(10.9)	0.4	1.3	3.1	3.8	(2.4)	(0.2)
	5yr CAGR	[1]	(7.3)	(1.1)	1.7	4.4	6.0	(1.1)	0.8

Unemployment	2020		6.5	4.0	4.1	3.6	3.4	5.2	5.0
(ILO)	2021		7.7	4.5	4.1	3.4	3.1	5.3	4.5
	5yr Peak		7.7	5.8	4.1	3.7	3.7	5.4	5.5

Q120 weights			30	20	—	—	—	30	20
Q419 weights			15	30	40	10	5	—	—

1.	Compound annual growth rate

Appendix 3 - Supplementary consolidated information for Santander UK plc and its controlled entities

Santander UK plc is the principal subsidiary of Santander UK Group Holdings plc.

Summarised consolidated income statement	Q120 £m	Q119 £m
Net interest income	775	845
Non-interest income [1]	198	211

Total operating income	973	1,056

Operating expenses before credit impairment losses, provisions and charges	(624)	(631)

Credit impairment losses	(165)	(53)
Provisions for other liabilities and charges	(54)	(91)

Total operating impairment losses, provisions and charges	(219)	(144)

Profit before tax	130	281
Tax on profit	(35)	(76)

Profit after tax for the period	95	205

Summary of segmental balance sheet assets and liabilities	31.03.20 £bn	31.12.19 £bn
Total customer loans	208.5	205.0
Other assets	78.1	76.7

Total assets	286.6	281.7

Total customer deposits	172.2	171.7
Total wholesale funding	68.1	65.2
Other liabilities	28.7	28.7

Total liabilities	269.0	265.6
Shareholders’ equity	17.4	15.9

Non-controlling interests	0.2	0.2

Total liabilities and equity	286.6	281.7

Summarised consolidated capital – figures to be updated	31.03.20 £bn	31.12.19 £bn
Total qualifying regulatory capital	15.6	15.8
Risk-weighted assets (RWAs)	73.5	72.6
Total capital ratio	21.2%	21.7%

The information in this Appendix is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.

1.	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

8	Santander UK Group Holdings plc

Quarterly Management Statement, 31 March 2020

Notes

•	Additional information about Banco Santander and Santander UK

Banco Santander (SAN SM, STD US, BNC LN) is a leading retail and commercial bank, based in Spain, with a meaningful market share in 10 core countries in Europe and the Americas. Banco Santander is among the world’s top banks by market capitalisation. Founded in 1857, Banco Santander has 144 million customers and nearly 200,000 employees at the close of December 2019. In the year ended 31 December 2019, Banco Santander made attributable profit of EUR 6,515 million.

Santander UK is a financial services provider in the UK that offers a wide range of personal and commercial financial products and services. At 31 March 2020, the bank serves around 14 million active customers with c23,400 employees and operates through 615 branches (which includes 50 university branches). Santander UK is subject to the full supervision of the Financial Conduct Authority (FCA) and the Prudential Regulation Authority (PRA) in the UK. Santander UK plc customers’ eligible deposits are protected by the Financial Services Compensation Scheme (FSCS) in the UK.

Banco Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK plc has preference shares listed on the London Stock Exchange.

None of the websites referred to in this Quarterly Management Statement, including where a link is provided, nor any of the information contained on such websites is incorporated by reference in this Quarterly Management Statement.

Disclaimer

Santander UK Group Holdings plc (Santander UK), Santander UK plc and Banco Santander caution that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this announcement. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Banco Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors in the forward looking statements on page 256 of the Santander UK Group Holdings plc 2019 Annual Report. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK, Santander UK plc, Banco Santander and/or their securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.

Santander UK is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings. In line with Santander UK’s usual practice, over the coming quarter it expects to meet with investors globally to discuss this Quarterly Management Statement, the results contained herein and other matters relating to Santander UK.

Nothing in this announcement constitutes or should be construed as constituting a profit forecast.

9	Santander UK Group Holdings plc